Filed Pursuant to Rule 433

Registration No. 333-158663

Market Downside Protection

The following is a transcript of an educational video prepared by Bank of America Merrill Lynch relating to Market Downside Protection Market-Linked Investments.

Market-Linked Investments

Client Education Video Series

MARKET DOWNSIDE PROTECTION

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Hello, I’m Brian Partridge of the Merrill Lynch Market-Linked Investments group.

At Merrill Lynch, we have four basic categories of Market-Linked Investments. Market Downside Protection, Enhanced Income, Enhanced Return, and Market Access.

Market Downside Protection

In the first video in this series, we gave you an overview of some of the features they all have in common.

In this video, I’m going to focus on one of the categories: Market Downside Protection.

When we use the term “Market Downside Protection,” what we mean is if the market index underlying your investment declines, you’re better protected against losses. You’ll at least get all or most of your original investment back.

In that respect, they’re similar to traditional bonds, where the firm that issued the bond agrees to pay you back your original investment, or principal, at the end of a fixed number of months or years.

Market Downside Protection

The difference is Market-Linked Investments don’t pay you interest along the way. Instead, they buy you market exposure to an asset or index, like a stock or the S&P 500 Index.

At the end of the term, instead of getting your principal, you get a return based on the performance of the linked stock or index and the terms of the investment.

In summary, they’re bonds… combined with the return potential of a stock, index or commodity.

Let me give you an example.

Let’s say your investment has a term of 5 years. And it’s linked to the S&P 500.

Market Downside Protection

If the value of the S&P 500 goes up, the value of your investment goes up.

Where the S&P 500 finishes at the end of those 5 years determines your return.

If it’s up, then you make a positive return on your money. But if it’s down… even if it’s significantly down… as long as your investment is 100% downside protected, you still get back 100% of your original investment.

Market Downside Protection

So, you’re probably wondering: There must be more to this…

And there is…this type of Market-Linked Investment may come with a “cap,” or upper limit to your returns.

Let’s assume the investment has a cap of 40%. If the S&P 500 is up 55% at maturity, the return is limited to 40%. This trade-off makes a lot of sense for some investors. Especially if they’re nearing retirement, they may be comfortable forgoing some upside in exchange for knowing their initial investment is protected against declines in the equity markets.

Market Downside Protection

Still, going in, you need to understand that if the market performs very well you could end up making less than you would with a direct investment in the index or stock.

Another trade-off involves credit risk.

Even though Market Downside Protection investments protect you against declines in the index linked to the investment, in most cases that protection depends on the ability of the issuing bank or company to meet its obligations.

It’s the same as with any bond, but it bears repeating: If the issuer cannot pay their obligations, you could lose your investment.

Market Downside Protection

Now, some investors aren’t satisfied with that level of risk. They want even more security. So there is one type of Market Downside Protection investment that actually comes with FDIC Insurance.

If the issuing company defaults on its obligation to return your principal at maturity, the full faith of the federal government guarantees that you still get your original investment back, up to FDIC limits.

The trade-off with this type of Market Downside Protection investment is that it usually comes with a lower cap. Instead of capping the upside return at 40%, it might cap it at 30% or 25% as a result of the cost of the FDIC Insurance.

So, it’s all about finding the right balance for you.

Market Downside Protection

You might have more of a risk appetite than someone at retirement and there are other Market-Linked Investments that might be better suited to meet your needs.

A conversation with your Financial Advisor can help you decide…and still stay on track toward meeting your goals.

I’m Brian Partridge. Thanks for watching.

Market Downside Protection